

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2021

Brian T. Olsavsky
Chief Financial Officer
Amazon.com, Inc.
410 Terry Avenue North
Seattle, WA 98109

> **Re: Amazon.com, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2020**
> **Filed February 3, 2021**
> **File No. 000-22513**

Dear Mr. Olsavsky:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2020 Filed February 3, 2021

General

1. We note your disclosures in your CSR report expressing your commitment to utilize your size and scale toward climate and environmental innovations, and your statement that you are committed to building a sustainable business for your employees, customers and communities. We also note that you provided more expansive disclosure in your CSR report than you provided in your SEC filings. Please advise us what consideration you gave to providing the same type of climate-related disclosure in your SEC filings as you provided in your CSR report.

Management's Discussion and Analysis, page 19

2. We note the disclosure in your proxy statement and your CSR report that you are taking meaningful steps in your journey to be net-zero carbon by 2040 through significant investments in renewable energy and sustainability initiatives. If material, please quantify

capital expenditures and compliance costs for these climate-related initiatives.

3. To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:
    *   decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;
    *   increased demand for goods that result in lower emissions than competing products;
    *   increased competition to develop innovative new products that result in lower emissions; and
    *   any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions.

4. Disclose the material effects of transition risks related to climate change that may affect your business, financial condition, and results of operations, such as policy and regulatory changes that could impose operational and compliance burdens, market trends that may alter business opportunities, credit risks, or technological changes.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cara Wirth at (202) 551-7127 or Lilyanna Peyser at (202) 551-3222 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Mark Hoffman